Finance

RECEIVED

2007 JUN 19 A 3:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

11st June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07024497

Attention: **Special Counsel**
Office of International Corporate Finance

QT.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Richárd Benke
Investor Relations Director

Enclosure

dlw 6/19

INVESTOR NEWS

11 June 2007

Acquisition of more than 5% influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that following the purchase of 395,000 MOL ordinary shares (0.36% of MOL shares) on 8, and 11 May 2007, direct influence of FIRTHLION LIMITED (controlled by KAFIJAT Zrt.) in MOL increased to 5.256%. On 25 May 2007, KAFIJAT Zrt. announced that its indirect influence in MOL increased above 5%.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

11 June 2007

Successful exploration program jointly implemented by MOL and Magyar Horizont yields third natural gas discovery in a row in the Trans-Tisza region

MOL Hungarian Oil and Gas Plc. and Magyar Horizont Energia Ltd., who hold the largest and second largest exploration acreage in Hungary, respectively, drilled three consecutive successful exploration wells in the Trans-Tisza region in Hungary. This signals that the agreement for joint hydrocarbon exploration activities, signed last August between the two parties, has proven quite successful.

The determination of the exact quantity of hydrocarbon reserves discovered by the said wells is still in progress. As the region has well developed infrastructure, project return indicators are expected to be robust, and the companies expect that they will be able to start production from the first two wells as early as this year. The parties will share the production on a 50:50% basis.

As part of the cooperation between MOL and MHE covers the two companies' neighboring exploration blocks in Hajdú-Bihar and Békés Counties there were three exploration wells drilled so far and each of them were successful. This performance far exceeds the historic average well success rate of 25-30% typical for the country. The first well, Okány-1, was drilled last year, well tests were performed early this year and its production rate is 50.000 m^3 gas per day (1.75 mmcf per day). The second well, Körösújfalu-1, was drilled and tested between February and April 2007 and its production rate is 255.000 m^3 gas per day (9.0 mmcf per day), in addition to nearly 50 m^3 (314 bbl per day) condensate per day. We have just completed the latest well tests, which verified that the third exploration well, Zsadány-É-1, is able to produce 115.000 m^3/day (4.0 mmcf per day) gas and 15 m^3/day (94 bbl per day) condensate.

The partners are preparing to drill jointly new exploration wells to discover and test potential reservoirs located in the Pannonian sandstone gas-prone structures in 1700-2600 meter depth, based on the geological concept developed and in most parts confirmed by the wells drilled so far.

The successful co-operation with MHE Ltd was the first result of MOL's efforts aiming at sharing exploration risks and upside in its Hungarian acreage and accelerating the speed of operations by involving experienced and financially sound international partners.

Ms. Ibolya Ernyey, the current managing director, founded Magyar Horizont Energia Ltd in 1998, and the present main owner, Aspect Energy LLC, having its seat in Denver and holding several, dominantly onshore exploration and production licenses in the Gulf of Mexico, joined the company in 2004 by virtue of a joint venture agreement. The Ltd is the second largest oil company in Hungary (following MOL) in terms of the total size of its exploration blocks.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END